Exhibit Q1(e)(2)

EXHIBIT B TO INVESTMENT MANAGEMENT AGREEMENT

Fund	Advisory Fee
Forward Aggressive Growth Allocation Fund	0.10%
Forward Balanced Allocation Fund	0.10%
Forward Frontier MarketStrat Fund	0.85%
Forward Growth Allocation Fund	0.10%
Forward Growth & Income Allocation Fund	0.10%
Forward High Yield Bond Fund	0.36%
Forward Large Cap Growth Fund	0.45%
Forward Large Cap Value Fund	0.45%
Forward Income Allocation Fund	0.10%
Forward Income & Growth Allocation Fund	0.10%
Forward Investment Grade Fixed-Income Fund	0.33%
Forward International Equity Fund	0.55%
Forward Mortgage Securities Fund	0.36%
Forward SMIDPlus Fund	0.60%
Forward Strategic Alternatives Fund	0.70%
Forward U.S. Government Money Fund	0.08%

Amended: December 1, 2009

Amended: December 11, 2009

Amended: May 1, 2010

Amended: September 20, 2010